Mail Stop 3561

August 25, 2006

By Facsimile and U.S. Mail

Mr. Robert McGehee
Chief Executive Officer
Progress Energy Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

>   **Re: Progress Energy Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 1-15929**
>
>   **Carolina Power and Light Company**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 1-03382**
>
>   **Florida Power Corp**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 10, 2006**
>   **File No. 1-03274**

Dear Mr. McGehee:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated August 11, 2006. Our review resulted in the following accounting comments.

1. We note your response to comment one of our letter dated July 14, 2006. Please address the following questions related to your impairment analysis:

    A. The fact pattern presented indicates that you used future at-market sales data to conduct your fourth quarter 2005 goodwill impairment testing while at the same time you had submitted bids that were below market regarding the tolling arrangements with Georgia Power Company. Please explain in detail how your approach complied with paragraph 24 of SFAS no. 142. In this regard, paragraph 24 specifically states that cash flow estimates shall be based on *reasonable and supportable* assumptions and shall consider *all* available evidence. We may have further comment upon review of your response.

B. Explain in detail, including all assumptions used, how you calculated the terminal values used in your August and November 2005 impairment tests. In this regard, it is our understanding that terminal values should be based in part on a *stable* growth rate. Therefore, please explain to us why the terminal values materially changed from August 2005 to November 2005. We understand that predicting future cash flows beyond a certain period of time is complex and involves both macroeconomic and company specific risks, although the terminal value in part hopes to mitigate these factors by employing a certain standard methodology beyond a certain point in time.

C. Explain in detail how you concluded that a 39% increase in free cash flows with respect to the August 2005 impairment test was appropriate in 2015 when compared to 2014 given your historical growth factors. Also, please explain if the 2015 free cash flow number of $91,018,864 was used to calculate the terminal value.

D. Please provide to us your calculation used to support your WACC of 8.5%.

E. Provide to us your free cash flow impairment test performed in January 2006, and explain in detail any material differences in the assumptions or free cash flows when compared to the prior two tests that were provided to us.

F. Please provide the exhibits to schedule three. In this regard, we did not see such exhibits in the FOIA request submission that was provided to us.

G. We note from your schedule three analysis that the Jackson contract was in an unfavorable position in January 2006. Please summarize the terms of the contract and the specific reasons regarding why the contract turned unfavorable in a relatively short period of time from December 31, 2005. Lastly, please describe to us what impairment testing was performed under SFAS no. 142 with respect to the Jackson Contract, if any.

H. Please confirm that your auditor's national accounting office concurred with your impairment testing approach, in particular with respect to question A discussed above.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief Accountant